UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated November 17, 2017

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a Stock Exchange Announcement dated 16 November 2017 entitled ‘Conclusion of share buy-back programme’.

16 November 2017

RNS: 7375W

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Conclusion of share buy-back programme

Vodafone announces that on 15 November 2017 it concluded the irrevocable and non-discretionary share buy-back programme (the ‘Programme’) that it announced on 25 August 2017. J.P. Morgan Securities plc acted as principal during the Programme and made all trading decisions concerning the timing of the purchases of Vodafone’s ordinary shares pursuant to the Programme independently of Vodafone.

The sole purpose of this Programme was to reduce the issued share capital of Vodafone and thereby to avoid any change in Vodafone’s issued share capital as a result of the maturing of the first tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

The Programme was financed out of the proceeds from Vodafone’s Verizon loan notes, which Vodafone received in two tranches as partial consideration for the sale of its 45% stake in Verizon Wireless in 2014. Vodafone received US$2.5 billion in cash in December 2016 following the redemption of the first tranche of these loan notes.

Vodafone purchased 729,077,008 ordinary shares under the Programme, this is equal to the limit Vodafone announced for the Programme on 25 August 2017 and below the number of ordinary shares permitted to be purchased by Vodafone pursuant to the authority granted by the shareholders at the Annual General Meeting of Vodafone on 28 July 2017 (2,662,384,793 ordinary shares).

The purchased shares are being held as treasury shares. Following the settlement of the shares purchased on 15 November 2017, Vodafone will hold 2,140,915,389 of its ordinary shares in treasury and have 26,673,804,179 ordinary shares in issue (excluding treasury shares).

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 17, 2017	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary